UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                        (Amendment No. 1)
                        (Final Amendment)

             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           U.S. Bancorp
                         (Name of Issuer)

              Common Stock, Par Value $5.00 Per Share
                  (Title of Class of Securities)

                             91159610
                          (CUSIP Number)

                        Lee R. Mitau, Esq.
      Executive Vice President, General Counsel and Secretary
                     First Bank System, Inc.
                         First Bank Place
                     601 Second Avenue South
                    Minneapolis, MN 55402-4302
                          (612) 973-1111
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          August 1, 1997
      (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment



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containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 91159610

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Bank System, Inc.
      I.R.S. Identification No. 41-0255900

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  [  ]
      (b)  [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      WC, OO (See Item 3)

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      None

8.    SHARED VOTING POWER

      None

9.    SOLE DISPOSITIVE POWER

      None

10.   SHARED DISPOSITIVE POWER

      None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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      None

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

14.   TYPE OF REPORTING PERSON

      HC


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      This Amendment No. 1 amends the Statement on Schedule 13D
filed with the Securities and Exchange Commission on March 28, 1997 (the "Schedule 13D") by First Bank System, Inc. ("FBS"). This Amendment No. 1 is filed with respect to the shares of Common Stock, par value $5.00 per share (the "USBC Common Stock"), of U. S. Bancorp ("USBC"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

      Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

      The merger (the "Merger") of USBC with and into FBS was consummated and became effective on August 1, 1997. As a result of the Merger, FBS changed its name to "U.S. Bancorp" ("New USBC"). The Option granted by USBC to FBS, pursuant to which FBS had the right, upon the occurrence of certain events, to purchase from USBC up to 29,463,624 shares of USBC Common Stock (or such other number of shares of USBC Common Stock as at the time of exercise equaled 19.9% of the then outstanding shares of USBC Common Stock) for $47.75 per share, terminated at the effective time of the Merger. As a result of the Merger, the Owned Shares were cancelled and each of the Fiduciary Shares was converted into 0.755 of a share of common stock of New USBC. Accordingly, this Amendment No. 1 constitutes the Final Amendment to the
Schedule 13D.



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                            SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 1, 1997

                               FIRST BANK SYSTEM, INC.


                               /s/ David J. Parrin
                               -----------------------
                               David J. Parrin
                               Senior Vice President and
                               Controller


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